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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

AIR CANADA

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Commission File Number: 0-27096

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27096.

CONTENTS

Please find attached an English copy of the Interim Results for the 3 months ended March 31, 2003.

AIR CANADA RELEASES FIRST QUARTER RESULTS; CONFIRMS PRELIMINARY RESULTS RELEASED MAY 13, 2003

MONTRÉAL, May 28, 2003 — On May 13, 2003, Air Canada, on an exceptional basis, released preliminary unaudited consolidated operating results for the first quarter 2003 and for April 2003. The objective of the early release was to ensure that Air Canada stakeholders would have its financial results on as current a basis as possible while Air Canada is developing its restructuring plan. The airline also released an aggressive action plan to reduce operating costs until traffic levels stabilize.

As previously announced, for the first quarter ended March 31, 2003, Air Canada reported an operating loss of $354 million, a $194 million deterioration from the same quarter in 2002. The average operating loss for the quarter amounted to just under $4 million per day. Loss before foreign exchange on long-term monetary items and income taxes was $415 million versus a loss of $246 million in 2002. The net loss amounted to $270 million compared to a net loss of $219 million in the first quarter of 2002.

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice providing creditor protection under the Companies' Creditors Arrangement Act (CCAA). Air Canada also made a concurrent petition under Section 304 of the U.S. Bankruptcy Code. Refer to Note 1 to the Consolidated Financial Statements.

As previously reported in the May 13, 2003 press release, the downturn experienced in the first quarter intensified in April 2003 primarily as a result of the SARS outbreak in Toronto, Air Canada's main hub, which was estimated to have negatively impacted revenues by more than $125 million for the month. The April 2003 preliminary unaudited operating loss is expected to be $152 million or $123 million worse than the corresponding period last year. The airline's inability to offset April's revenue loss with corresponding cost reductions resulted in an operating loss of just over $5 million per day. At the time of the May 13th release, traffic on Asian routes was experiencing a decline of approximately 60 per cent and Toronto enplanements were significantly down. On a network-wide basis, forward bookings for May, June and July were reported down by 20 to 25 per cent year-over-year. Based on May 2003 traffic and on forward bookings to date, these adverse revenue and traffic trends are expected to continue, which further underscores the urgency to restructure under the CCAA process.

As a result of this deteriorating revenue and traffic environment, Air Canada also announced, on May 13, 2003, the implementation of a number of actions to reduce operating costs until traffic levels stabilize:

  •
  Reducing overall capacity by 17 per cent year-over-year for June, July and, on a preliminary basis, August. Asian and transborder routes are primarily affected with a 60 per cent and 25 per cent reduction, respectively.

  •
  Cancelling or temporarily suspending services on 13 city pair routes.

  •
  Grounding of approximately 40 aircraft including both widebody and narrowbody aircraft at the Mainline carrier and turbo prop aircraft at Air Canada Jazz.

OPERATING RESULTS

Compared to the 2002 quarter, first quarter 2003 consolidated passenger revenues declined $112 million or 6 per cent on a 2 per cent reduction to available seat mile ("ASM") capacity. Increased competition, the build-up of the war in Iraq and the first stage of the SARS crisis all contributed to a passenger traffic decline of 6 per cent. Passenger yield per revenue passenger mile ("RPM") was unchanged from the first quarter of 2002 while passenger revenue per available seat mile ("RASM") for the quarter was down 4 per cent.

First quarter consolidated domestic passenger revenues were down $101 million or 12 per cent on a 6 per cent reduction to ASM capacity. Reflecting significantly increased domestic low cost competition, uncertainty regarding the Iraq war, higher security charges, and the first stage of the SARS crisis, domestic passenger revenues at Mainline, including Tango and ZIP, declined $95 million or 15 per cent. Total consolidated domestic passenger traffic declined 11 per cent. Domestic yield per RPM was 2 per cent lower and domestic RASM declined 7 per cent over 2002.

Mainline US transborder passenger revenues were 9 per cent below the prior year due mainly to lower yields per RPM with increased fare competition, and due to reduced traffic on non-leisure markets and the reallocation of some short-haul transborder flying to Air Canada Jazz. Consolidated US transborder passenger revenues declined 5 per cent.

Other international passenger revenues were up $16 million or 3 per cent. While Atlantic and Pacific passenger revenues in the fourth quarter of 2002 reflected a year-over-year improvement, the trend was reversed in the first quarter of 2003. Atlantic revenues declined 1 per cent with ASM capacity unchanged from the prior year and Pacific revenues declined 4 per cent on a 4 per cent reduction to flying capacity. South Pacific, Caribbean, Mexico and South America revenues were up 22 per cent due mainly to increased revenue from Caribbean markets, many of which were served in conjunction with Air Canada Vacations.

Cargo revenues improved $14 million or 11 per cent. Other revenues were up $23 million or 8 per cent largely as a result of increased revenues from Air Canada Vacations, partially offset by a reduction in third party maintenance revenues in the Technical Services division.

For the quarter, total operating revenues declined $75 million or 3 per cent compared to the first quarter of 2002.

OPERATING EXPENSES

With significantly higher fuel prices, operating expenses increased $119 million or 5 per cent from the first quarter of 2002 on a 2 per cent reduction to ASM capacity. Salaries, wages and benefits expense was up $31 million or 4 per cent of which $16 million was due to higher employee benefits including future employee benefits and pension expenses. Fuel expense rose $53 million or 18 per cent in spite of reduced ASM capacity. Aircraft maintenance materials and supplies expense was up $25 million or 21 per cent. The lower level of maintenance materials expense in the prior year was mainly the result of the temporary parking of a number of high maintenance aircraft in 2002. Airport and navigation fees increased by $5 million on reduced aircraft departures, reflecting continued cost increases for landing fees and general terminal charges. Commission expense was below the prior year by $14 million or 15 per cent resulting from lower commission rates and reduced passenger revenues. Other year-over-year cost reductions were recorded in communications and information technology, and food, beverages and supplies expenses. The "other" expense category increased $29 million or 7 per cent due largely to Air Canada Vacations' expanded tour operations.

Unit cost, as measured by operating expense per ASM, was up 5 per cent from the prior year for the Mainline-related operations (up 2 per cent, excluding fuel expense).

NON-OPERATING EXPENSE

Non-operating expense amounted to $61 million in the quarter, down $25 million with net interest expense unchanged from the prior year. In the first quarter of 2002, the Corporation recorded, in "other" non-operating expense, a $37 million charge related to the disallowance, by the Government of Canada, of a portion of Air Canada's 2001 claim for $105 million of government assistance pertaining to the closure of Canada's airspace following the September 11, 2001 terrorist attacks.

In the 2003 quarter, Air Canada recorded $132 million of income from foreign exchange fluctuations on long-term monetary assets and liabilities. This compares to income of $21 million in the first quarter of 2002.

CASH FLOW

Cash flows used for operations amounted to $56 million, a $27 million deterioration from the 2002 quarter. This was mainly due to deteriorating operating results and declining advance ticket sales partly offset by changes in trade balances (accounts receivable, accounts payable and spare parts, materials and supplies).

Air Canada's 2003 first quarter results are being made available on Air Canada's website www.aircanada.ca and at SEDAR. com. A copy may also be obtained on request by contacting the office of Air Canada's Shareholder Relations department at (514) 422-5787 or 1-800-282-7427.

MAINLINE

The terms "Mainline" and "Mainline-related" refer to the operations of unconsolidated Air Canada (including Tango) and include, as the context may require, the operations of Aeroplan, ZIP, Air Canada Capital, Acetek and Destina.ca. The terms "Mainline" and "Mainline-related" exclude the operations of Air Canada's regional airline, Air Canada Jazz, Air Canada Vacations and other non-airline subsidiaries.

EBITDAR

EBITDAR (as reported on the following "Highlights" page) is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. Air Canada provides this information to enable the reader to view operating results before ownership costs which can vary among airlines due to differences in aircraft ownership structures. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have any standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

EBITDAR is calculated by taking operating income (loss) and adding back the line items Depreciation, amortization and obsolescence and aircraft rent as described below:

	Three months ended March 31
	2003	2002
	($ millions)
GAAP operating loss	$(354)	$(160)
Add back:
Depreciation, amortization & obsolescence	91	90
Aircraft rent	281	273

EBITDAR	$18	$203

Caution Concerning Forward-looking Information:

Certain statements made in this press release are of a forward-looking nature and are subject to important risks and uncertainties. The results indicated in these statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, the ability to reduce operating costs and employee counts, employment relations, labour negotiations or disputes, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this press release represent Air Canada's expectations as of May 28, 2003, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

–  30  –

INFORMATION
Shareholders Relations:	1 800 282-SHARE OR (514) 422-5787
Internet:	aircanada.com

HIGHLIGHTS
(Under Creditor Protection as of April 1, 2003.
Refer to Note 1 to the Consolidated Financial Statements.)

	For the three months ended March 31
Financial (dollars in millions except per share figures)
	2003	2002
Operating revenues	2,211	2,286
Operating loss	(354)	(160)
Loss before foreign exchange on long-term monetary items and income taxes	(415)	(246)
Loss for the period	(270)	(219)
Operating margin	(16.0)%	(7.0)%
EBITDAR (1)	18	203
EBITDAR margin	0.8%	8.9%
Cash and cash equivalents	414	924
Cash flows used for operations	(56)	(29)
Weighted average common shares outstanding — basic	120	120
Weighted average common shares outstanding — diluted	140	140
Loss per share — basic and diluted	$(2.25)	$(1.83)
Operating Statistics (mainline-related) (2) (3)			% Change
Revenue passenger miles (millions)	9,186	9,853	(7)
Available seat miles (millions)	12,626	12,970	(3)
Passenger load factor	72.8%	76.0%	(3.2) pt
Passenger revenue yield per revenue passenger mile (cents)	16.7	16.8	(1)
Passenger revenue per available seat mile (cents)	12.1	12.7	(5)
Operating revenue per available seat mile (cents)	15.0	15.6	(4)
Operating expense per available seat mile (cents)	17.4	16.7	5
Operating expense (net of cargo and other non-ASM revenue) per available seat mile (cents) (4)	14.6	13.9	5
Average number of employees (thousands)	34.8	33.7	3
Available seat miles per employee (thousands)	363	385	(6)
Operating revenue per employee (thousands)	$55	$60	(9)
Aircraft in operating fleet at period end	233	224	4
Average aircraft utilization (hours per day) (5)	10.1	10.2	(1)
Average aircraft flight length (miles)	1,192	1,192	0
Fuel price per litre (cents) (6)	41.4	33.2	25
Fuel litres (millions)	769	812	(5)
Operating Statistics (consolidated)			% Change
Revenue passenger miles (millions)	9,586	10,213	(6)
Available seat miles (millions)	13,310	13,636	(2)
Passenger load factor	72.0%	74.9%	(2.9) pt
Passenger revenue yield per revenue passenger mile (cents)	18.2	18.1	0

(1)
EBITDAR is a non-GAAP earnings measure calculated as earnings (operating income) before depreciation, amortization, obsolesence and aircraft rent. Refer to the EBITDAR section of Air Canada's first quarter press release for additional information.
(2)
Includes the operations of Air Canada (incl. Tango), ZIP, Aeroplan, Air Canada Capital, Acetek and Destina.
(3)
Mainline-related operating statistics exclude capacity purchase arrangements with third party carriers.
(4)
Represents the net cost of the passenger transportation business after deducting the revenue impact of cargo and other non-ASM businesses.
(5)
Excludes maintenance down-time.
(6)
Net of fuel hedging and includes all fuel handling expense.

Price Range and Trading Volume of Air Canada Shares

	TORONTO STOCK EXCHANGE
2002
	High	Low	Volume
Common Shares:
January	$5.02	$3.31	10,775,358
February	$3.71	$2.51	13,123,250
March	$3.22	$2.02	13,626,420
Class A Non-Voting Shares:
January	$3.07	$1.95	2,284,758
February	$2.15	$1.20	4,806,078
March	$1.82	$0.85	3,344,608

AIR CANADA

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Under Creditor Protection as of April 1, 2003 — note 1)
(in millions except per share figures) (unaudited)

	Three Months Ended March 31
	2003	2002
Operating revenues
Passenger	$1,745	$1,857
Cargo	144	130
Other	322	299

	2,211	2,286

Operating expenses
Salaries, wages and benefits	802	771
Aircraft fuel	347	294
Aircraft rent	281	273
Airport and navigation fees	180	175
Aircraft maintenance, materials and supplies	142	117
Communications and information technology	110	122
Food, beverages and supplies	87	94
Depreciation, amortization and obsolescence	91	90
Commissions	79	93
Other	446	417

	2,565	2,446

Operating loss	(354)	(160)

Non-operating income (expense)
Interest income	8	9
Interest expense	(66)	(70)
Interest capitalized	4	7
Gain (loss) on sale of assets	(3)	1
Other	(4)	(33)

	(61)	(86)

Loss before foreign exchange on long-term
monetary items and income taxes	(415)	(246)
Foreign exchange on long-term monetary items	132	21

Loss before income taxes	(283)	(225)
Recovery of income taxes	13	6

Loss for the period	$(270)	$(219)
Deficit, beginning of period	(3,280)	(2,452)

Deficit, end of period	$(3,550)	$(2,671)

Loss per share
— Basic and diluted	$(2.25)	$(1.83)

AIR CANADA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Under Creditor Protection as of April 1, 2003 — note 1)
(in millions) (unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current
Cash and cash equivalents	$414	$558
Accounts receivable	675	760
Spare parts, materials and supplies	319	367
Prepaid expenses	70	86

	1,478	1,771
Property and equipment	2,234	2,279
Deferred charges	1,815	1,781
Goodwill	510	510
Other assets	1,007	1,071

	$7,044	$7,412

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,779	$1,713
Advance ticket sales	582	506
Current portion of long-term debt and capital lease obligations	503	373

	2,864	2,592
Long-term and subordinated perpetual debt and capital lease obligations	3,928	4,314
Future income taxes	10	28
Other long-term liabilities	1,456	1,405
Deferred credits	1,344	1,361

	9,602	9,700

SHAREHOLDERS' EQUITY
Share capital and other equity (note 3)	977	977
Contributed surplus	15	15
Deficit	(3,550)	(3,280)

	(2,558)	(2,288)

	$7,044	$7,412

AIR CANADA

CONSOLIDATED STATEMENT OF CASH FLOW

(Under Creditor Protection as of April 1, 2003 — note 1)
(in millions) (unaudited)

	Three Months Ended March 31
	2003	2002
Cash flows from (used for)
Operating
Loss for the period	$(270)	$(219)
Adjustments to reconcile to net cash provided by operations
Depreciation, amortization and obsolescence	91	90
(Gain) loss on sale of assets	3	(1)
Foreign exchange on long-term monetary items	(132)	(21)
Future income taxes	(17)	(9)
Employee future benefit funding less than expense	70	66
Decrease in accounts receivable	107	5
Decrease (increase) in spare parts, materials and supplies	46	(4)
Increase (decrease) in accounts payable and accrued liabilities	23	(40)
Increase in advance ticket sales	77	196
Aircraft lease payments in excess of rent expense	(60)	(50)
Other	6	(42)

	(56)	(29)

Financing
Reduction of long-term debt	(68)	(52)
Proceeds from sale and leaseback of assets	—	33
Other	14	(33)

	(54)	(52)

Investing
Additions to property and equipment	(46)	(61)
Proceeds from sale of assets	10	3
Investments and advances	2	(4)

	(34)	(62)

Decrease in cash and cash equivalents	(144)	(143)
Cash and cash equivalents, beginning of period	558	1,067

Cash and cash equivalents, end of period	$414	$924

Cash payments of interest	$69	$82

Cash payments of income taxes	$1	$2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(currencies in millions)

FIRST QUARTER 2003

1.     Creditor Protection and Restructuring

On April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The initial order was amended by the Court on April 25, 2003 and may be further amended by the Court throughout the CCAA proceedings based on motions from Air Canada, its creditors and other interested parties. On April 1, 2003, Air Canada, through its court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan Limited Partnership ("Aeroplan"), Touram Inc. ("Air Canada Vacations") and Destina.ca Inc. ("Destina") are not included in the filings.

The Court order and U.S. proceedings provide for a general stay period that expires on June 30, 2003, subject to extension as the Court may deem appropriate. This stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. The purpose of the stay period order is to provide the Applicants with relief designed to stabilize operations and business relationships with customers, vendors, employees and creditors. During the stay period, Air Canada is developing its revised business plan and negotiating new arrangements with creditors (including aircraft lessors) and labour unions with a view to having those arrangements completed prior to proposing a final plan of arrangement.

The Applicants continue operations with the consent and assistance of the Court-appointed Monitor and under the provisions of the Court orders. The Applicants are undertaking an operational, commercial, financial and corporate restructuring and will propose a plan of arrangement, which will be submitted to the Court for confirmation after submission to any required vote to creditors for approval. Under the plan of arrangement, claims against and interests in the Applicants will be divided into classes according to their seniority or similarity of interests and each class of creditors will vote on the plan of arrangement as it pertains to that class. No rulings have yet been made on the classification of affected creditors.

The filings triggered defaults on substantially all of the Applicants' debt and lease obligations. The stay period order stays most actions against the Applicants, including employee group actions and most actions to collect pre-filing indebtedness or to exercise control over the Applicants' property. The order also grants the Applicants with the authority to, among other things, a) pay outstanding and future employee wages, salaries and employee benefits and other employee obligations; b) honour obligations related to airlines tickets and Aeroplan redemptions; and c) honour obligations related to the Applicants' interline, clearing house, code sharing and other similar agreements.

Basis of Presentation

While the Company has filed for creditor protection, these financial statements continue to be prepared using the generally accepted accounting principles applied by the Company prior to its filings for creditor protection. Accordingly, the financial statements presented have been prepared using the same principles as those for a going concern. The creditor protection proceedings provide for a period of time for the Company to stabilize its operations and develop a plan of reorganization. As noted below, the DIP financing has been approved by the courts. Management is currently developing a plan to restructure the operations under creditor protection expecting a plan to continue the operations as a going concern. During this period, management will continue to operate the businesses within the constraints of the court orders. The plan is targeted to be filed with the courts in the third quarter of 2003. Management believes that these actions make the going concern basis appropriate, however, it is not possible to predict the outcome of these matters and there is substantial doubt about the Corporation's ability to continue as a going concern. There can be no assurance that the results of these actions will improve the financial condition of the Corporation. If the going concern basis is not appropriate, adjustments may be necessary in the carrying amounts and/or classification of assets, liabilities, revenues and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to March 31, 2003.

During the periods while the Company is under creditor protection, the Company will reclassify certain amounts within its financial statements to reflect the financial evolution of the operations during the proceedings to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. In addition, allowed claims under the proceedings may be recorded as liabilities. If the restructuring and reorganization is successful and there is a substantial realignment of the non-equity and equity interests in the Corporation, the Corporation will be required to adopt "fresh start" reporting. Fresh start reporting requires a comprehensive revaluation of the assets and liabilities of the Corporation based on the reorganization value established and confirmed in the Plan. These financial statements do not give effect to any adjustments that may be required during the period in which the Company is under creditor protection or as a result of fresh start reporting.

Financing During CCAA Proceedings

GE DIP Financing

In conjunction with the filing, the Corporation has arranged for debtor-in-possession ("DIP") secured financing. On May 1, 2003, the Court approved the Credit Agreement between Air Canada, as Borrower, and General Electric Canada Finance Inc., as Administrative Agent, Collateral Agent and Revolving Lender. The Credit Agreement also includes the Air Canada subsidiaries included in the filing, as well as Aeroplan, Air Canada Vacations and Destina, as credit parties to the agreement. The facility will be secured by all of the unencumbered present and future assets of Air Canada and its direct and indirect subsidiaries. Each of the credit parties to the agreement has guaranteed payment of the Borrower's obligations.

The Credit Agreement is made up of a Credit Advance facility and a Letter of Credit facility, with a maximum aggregate borrowing under the Credit Agreement of US$700. The Credit Agreement can be drawn in either US or Canadian funds and will be available in stages. The initial funding period is a Credit Advance and Letter of Credit obligation in an aggregate amount of up to US$400. The second funding period is a Credit Advance and Letter of Credit obligation in an aggregate amount of up to US$700, including amounts drawn under the initial funding period. The availability of funds under the initial funding period is subject to certain conditions, including the maintenance of a loan collateral ratio. The availability of funds under the second funding period is subject to the conditions of the initial funding period and additional conditions, including the maintenance of a minimum EBITDAR (earnings (operating income) before depreciation, amortization, obsolescence and aircraft rent); minimum cash balance requirements and; the approval of the business plan by the lender. As at May 28, 2003, no funds have been drawn against this facility.

Under the Credit Agreement, availability of funds is determined by a formula based on a percentage of eligible assets. The eligible assets consist of certain previously unencumbered aircraft, equipment, spare parts, real estate, takeoff and landing slots, gates and routes, and accounts receivable. The underlying value of the eligible assets may fluctuate periodically and such fluctuations in value may have an impact on the availability of funds under the Credit Agreement.

The Credit Agreement will have a term of up to the earliest of (a) the effective date of a plan of arrangement in the CCAA proceeding and (b) the prepayment in full by the Corporation of all amounts outstanding under the Credit Agreement and the termination of the lender's commitments under the agreement. The Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement and contains customary mandatory prepayments including, among other things, the occurrence of certain asset sales and the issuance of certain debt or equity securities.

US dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the US index rate plus 5% or the LIBOR rate plus 6.5%, at the borrower's option. Canadian dollar borrowings under the Credit Advance bear interest at rates per annum equal to either the Canadian Index rate plus 5% or the BA rate plus 6.5% at the borrower's option.

Closing and commitment fees under the Credit Agreement are US$40. An unused facility fee is payable at 0.5% on unused facility less than US$100, at 0.75% for unused facility between US$100 and US$200 and 1.0% for unused facility greater than US$200. Outstanding letters of credit draw a fee of 4%. An annual collateral monitoring fee of US$0.5 is payable up until the effective date of a plan of arrangement.

CIBC Financing

On April 17, 2003, the Corporation reached an agreement with CIBC on a new contract with respect to the CIBC Aerogold Visa card program. As part of the new contract, CIBC would make a miles prepayment of $350 to the Corporation and pay a higher price per Aeroplan Mile acquired. The terms of the contract also call for an extension to 2013.

The Corporation received on April 28, 2003, an unsolicited and non-binding expression of interest for a credit card agreement with Aeroplan from a third party who has requested that its identity not be disclosed. Following the Monitor's review of the proposal, the Monitor issued a report in which it recommended that the motion to approve the CIBC credit card agreement and related financing facility be adjourned in order to provide the Monitor with additional time to conduct a process in which additional expressions of interest from alternative credit card providers could be obtained. The Court granted the Monitor's request to adjourn the motion to approve the CIBC agreements and approved the bid process recommended by the Monitor. The bid process ended May 10, 2003. Several financial institutions submitted their bids for a credit card agreement with Aeroplan.

On May 14, 2003, the Corporation announced that it had reached an agreement with CIBC that provided for certain improvements to the contract renewal previously announced. The Monitor supported the Corporation's acceptance of the CIBC proposal and recommended court approval based on an improved price per mile to be received from CIBC and the availability of the $350 prepayment. Further supporting the Monitor's recommendation, the new agreement has been amended to enable the Corporation to complete a definitive agreement with an additional card provider. On May 14, 2003, the Court granted approval of the amended new contract between the Corporation and CIBC. As at May 28, 2003, no funds have been drawn against the prepayment financing facility.

Contributing Factors

During 2002 and continuing in 2003, the airline industry has suffered from a weak economic environment and competitive pressures resulting from excess capacity, lower demand and lower fares. In addition, the industry has experienced challenging operating conditions from increased security measures, increased user fees and insurance costs and high fuel prices. The outlook for the industry remains uncertain reflecting decreasing demand for air travel caused by continuing concerns over security, international conflicts, the impact of Severe Acute Respiratory Syndrome ("SARS") on the travel industry and general economic conditions. During 2002, two major North American airlines commenced bankruptcy proceedings. The current situation and potential future adverse events will likely result in continued financial difficulties for airlines.

The Corporation became significantly leveraged in recent years. The 1999 share buy back which used $1,100 of cash, before partner contributions and other funding arrangements of $705, and the unfavourable market conditions affecting all major North American airlines resulting from the September 11, 2001 terrorists attacks were contributing factors. The Corporation had significant debt as outlined in notes 7 through 9 of its 2002 annual financial statements. At March 31, 2003, the aggregate carrying value of the Corporation's debt was $4,431. Further, the Corporation had significant commitments related to operating leases and purchase commitments and employee benefit plans. Also contributing to the liquidity concerns, on March 21, 2003, the Office of the Superintendent of Financial Institutions issued a Temporary Direction instructing Air Canada to make pension contributions in an amount equal to the contribution holidays taken in 2002 and to cease taking contribution holidays (see further discussion under Pension Plans below). In addition, the Corporation had fully utilized its existing credit lines.

In recent years, liquidity requirements were met in part by certain financing transactions involving unencumbered assets and the sale and leaseback of aircraft. These transactions had the impact of increasing future charges such as lease and interest expense.

Beginning in 2002, Management undertook a plan designed to improve liquidity, increase revenues and reduce costs including: (a) increased participation and more effective competition in the low fare market through the expansion of Tango and the launch of ZIP, (b) reducing distribution costs through the use of new distribution models and (c) the launch of a Six Sigma program, focusing on cost reduction, cash flow improvement and process re-design. However these initiatives were not enough to overcome the significant cost and liquidity challenges faced by the Corporation.

Ancillary Impacts of CCAA

Associated with the restructuring and the filings as described above, the Applicants are reviewing the operational, commercial, financial and corporate structure of the Corporation and will propose a plan of reorganization. Certain disclosures in these notes and in the Corporation's annual consolidated financial statements for the year ended December 31, 2002 contain forward looking information that may no longer be applicable and the status of which will be determined by the outcome of the restructuring process under the filings. Amongst other things, this uncertainty applies to disclosures regarding commitments to purchase aircraft and other purchase commitments, the status of the lease deposits and aircraft lease payments in excess of rent expense, the funding requirements of the Corporation's pension plans and the status of the Corporation's outstanding derivative hedging instruments. In addition, financing commitments previously available related to aircraft deliveries may no longer be available. Financing commitments related to the sale and leaseback of cargo facility related equipment are no longer available.

Goodwill is tested annually for impairment unless an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Under Canadian generally accepted accounting principles, goodwill should continue to be reported while an entity is under creditor protection, subject to no impairment having occurred in the fair value of goodwill. The filing of the CCAA is an event, in management's view, that triggers a requirement to test the goodwill balance for impairment as of the date of the filing. Consistent with current accounting practice of other entities under creditor protection, the impairment test was done based on current and projected discounted cash flows using a going concern assumption. The cash flow analysis was prepared based on a number of assumptions as to the Corporation's ability to achieve targeted cost reductions and its ability to achieve a sustainable capital structure. Based on the results of this assessment, no impairment loss has been recorded. As discussed above, the application of fresh start accounting on the successful completion of a restructuring will result in the write off of any goodwill balance and may materially impact the value of other reported assets and liabilities.

Pension Plans

On March 21, 2003, the Office of the Superintendent of Financial Institutions (OSFI) issued a Temporary Direction instructing Air Canada to make contributions in excess of the minimum required under the regulations and legislation. Specifically, Air Canada was requested to remit an amount approximately equal to the contribution holidays taken in 2002, and to cease taking contribution holidays.

Pursuant to Air Canada's filing for court protection from its creditors under the Companies' Creditors Arrangement Act (CCAA), the Court Order currently in effect allows Air Canada to cease making contributions to funded pension plans, pending further order of the Court. Pension benefit payments from the registered pension plans continue to be paid.

Following these events, Air Canada conducted an update on the financial position of its pension plans as of January 1, 2003 to determine the funded status of its pension plans. Due to the impact of the negative stock market returns and declining interest rates, the financial update reports revealed solvency deficits equal to approximately $1,300 for all domestic registered pension plans on a combined basis.

The Company intends to discuss the future of the pension plans with its stakeholders. It is uncertain at this time what the outcome of these discussions will be. The funding requirements as well as the accounting implications vis-à-vis the pension plans will largely depend on the outcome of these discussions.

2.     Accounting Policies

The unaudited consolidated interim financial statements are based upon accounting policies consistent with those used and described in the annual financial statements. In accordance with Canadian generally accepted accounting principles, the interim financial statements do not include all of the financial statement disclosures included in the annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements.

As further described in note 1, these consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 — Disclosure of Guarantees (note 4). AG 14 requires a guarantor to disclose significant information about certain types of guarantees it has provided, including certain types of indemnities and the indirect guarantees of indebtedness to others, without regard to whether it will have to make any payments under the guarantees. AG 14 is in addition to the existing disclosure required by Contingencies, CICA Section 3290. The disclosure requirements of AG 14 are effective for financial statements of interim and annual periods beginning on or after January 1, 2003.

Effective for first quarter 2003, the Corporation is no longer reporting cash flow per share information, consistent with the upcoming CICA amendments effective for reporting periods ending on or after June 30, 2003.

Accounting Policies Applicable to an Entity Under Creditor Protection

As a result of the filings as described in note 1, the Corporation will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to generally accepted accounting principles applicable in Canada ("GAAP"), the Corporation will apply, to a large extent, the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP90-7). While SOP 90-7 refers specifically to Chapter 11 in the US, its guidance, to a large extent, is also applicable to an entity restructuring under CCAA.

Consistent with Canadian GAAP, generally SOP 90-7 does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses (including professional fees), gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items. The consolidated statement of financial position must distinguish pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities. Liabilities that may be affected by the plan must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. Cash provided by reorganization items must be disclosed separately in the consolidated statement of cash flows. Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings should include disclosure of condensed combined financial statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein.

The Canadian GAAP guidance applicable to an entity under creditor protection and SOP 90-7 is effective beginning April 1, 2003 and for subsequent reporting periods while the Corporation continues to operate under creditor protection. For disclosure purposes, as at March 31, 2003, approximately $6,900 of the total consolidated assets are recorded in the accounts of the entities under creditor protection, including intercompany receivables of $240. Management is currently assessing the amount of compromised pre-filing liabilities and will segregate those items as outlined above for all reporting periods subsequent to the filing date.

3.     Share Capital and Other Equity

The issued and outstanding common shares and Class A non-voting common shares ("Class A shares") of the Corporation along with securities convertible into common shares and Class A shares are as follows (in thousands):

	March 31, 2003	December 31, 2002
Issued and outstanding
Common shares	79,076	79,070
Class A shares	41,115	41,115

Total issued and outstanding	120,191	120,185
Securities convertible into common shares and Class A shares
Class A non-voting preferred shares	10,417	10,417
Warrants	4,700	4,700
Convertible subordinated debentures	9,375	9,375
Stock options	9,805	9,785

Total potential common and class A shares	34,297	34,277

Total	154,488	154,462

As described in note 1, the Corporation has undertaken a restructuring under the CCAA. The impact of the restructuring on the Corporation's existing share capital and convertible securities is not yet known.

4.     Disclosure of Guarantees and Indemnities

As described in note 2, effective January 1, 2003, the Corporation adopted AG 14 which requires a guarantor to disclose information about certain types of guarantees it has provided.

The Corporation enters into real estate leases or operating agreements, which grant a license to the Corporation to use certain premises, in substantially all cities that it serves. It is common in such commercial lease transactions for the Corporation as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to the Corporation's use or occupancy of the leased or licensed premises. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or wilful misconduct. Additionally, the Corporation typically indemnifies such parties for any environmental liability that arises out of or relates to its use or occupancy of the leased or licensed premises.

In aircraft financing agreements, the Corporation typically indemnifies the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties. In addition, in aircraft financing transactions, including those structured as leveraged leases, the Corporation typically indemnifies the lessor with respect to adverse changes in the applicable tax laws.

The Corporation expects that it would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to real estate leases and aircraft it operates.

The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. Air Canada has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

The Corporation cannot estimate the potential amount of future payments under the foregoing indemnities and guarantees.

The Corporation discloses information related to residual value guarantees under certain aircraft operating leases in note 18 "Contingencies" in the Corporation's 2002 annual financial statements. There are no material updates as at March 31, 2003.

5.     Segment Information

	Three Months Ended March 31
	2003	2002	%
Transportation revenue
Passenger
Canada	712	813	(12)
US Transborder	475	502	(5)
Atlantic	283	285	(1)
Pacific	142	148	(4)
Other	133	109	22

	1,745	1,857	(6)
Cargo revenue	144	130	11

Total transportation revenue	1,889	1,987	(5)

Non-transportation revenue
Aeroplan	90	90	—
Technical Services	46	58	(21)
Other	186	151	23

Total non-transportation revenue	322	299	8

Total operating revenue	$2,211	$2,286	(3)

For passenger, the allocation to service is determined based on flight destination. Previously the Corporation segregated mainline passenger revenues from regional passenger revenues. Based on the current management of mainline and regional capacity, the revenues from mainline and regional service are combined. Cargo revenues are not allocated by service as the amounts are not significant. Non-transportation revenues are almost exclusively attributable to Canada.

Property and equipment

Air Canada is a Canadian based domestic and international carrier and while the Corporation's flight equipment is used on various routes internationally, for purposes of segment reporting, the Corporation attributes the location of flight equipment to Canada. As a consequence, substantially all of the Corporation's property and equipment and goodwill are related to operations in Canada.

6.     Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

7.     Seasonal Nature of Business

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months, however, in the current operating environment, these historical patterns may no longer be applicable.

The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term. Seasonally low passenger demand normally results in significantly lower operating cash flow and margins in the first and fourth quarters of each calendar year compared to the second and third quarters.

8.     Workforce Reduction

During the first quarter and consistent with the challenges faced by the Corporation as described in note 1, Air Canada announced its intention to reduce its workforce by 3,600. This workforce reduction was to reduce the Corporation's non-unionized workforce by 20% and the unionized workforce by 10%. Subsequent to this announcement, and in conjunction with the CCAA filing, the Corporation is undertaking a restructuring, which may increase the workforce reductions over those previously announced.

The workforce reduction plan pertaining to the Corporation's non-unionized workforce has been drafted. Implementation of the plan began in May 2003 and is expected to continue until the third quarter. The Corporation will record a charge of approximately $45 in the second quarter pertaining to the severance costs associated with the non-unionized workforce reduction plan. This amount will be recorded as a reorganization charge in non-operating expenses.

As part of its restructuring plan, the Corporation has established a labour cost reduction target of $770, before the impact of pension and benefit program changes. On May 9, 2003, the Court appointed a facilitator in an effort to work with the parties to bring resolution to this issue and the process is ongoing.

9.     Subsequent Event

Operating Environment

In its May 13, 2003 press release, Air Canada reported that the downturn experienced in the first quarter intensified in April 2003 primarily as a result of the SARS outbreak in Toronto, Air Canada's main hub, which had a severe negative impact on revenues for the month. The April 2003 preliminary unaudited operating loss is estimated to be $152 or $123 worse than the corresponding period last year. At the time of the May 13 release, traffic on Asian routes was experiencing a decline of approximately

60 per cent and Toronto enplanements were significantly down. This environment is translating into reduced forward bookings on a network-wide basis.

As a result of this deteriorating revenue and traffic expectation, on May 13, Air Canada announced the implementation of a number of actions to reduce operating costs until traffic levels stabilize:

  •
  Reducing overall capacity by 17 per cent year-over-year for June, July and, on a preliminary basis, August. Asian and transborder routes are primarily affected with a 60 per cent and 25 percent reduction, respectively.

  •
  Canceling or temporary suspending services on 13 city pair routes.

  •
  Grounding of approximately 40 aircraft including widebody and narrowbody aircraft of the Mainline carrier and turbo prop aircraft at Air Canada Jazz.

The Corporation is planning for the implementation of the grounding of the aircraft as noted above and is reviewing the potential impact this may have on any aircraft impairment or provision for leased aircraft.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA
Registrant:
By:	/s/ JOHANNE DRAPEAU
Johanne Drapeau Deputy Secretary
	Dated:	May 29, 2003

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CONTENTS
NEWS RELEASE
HIGHLIGHTS (Under Creditor Protection as of April 1, 2003. Refer to Note 1 to the Consolidated Financial Statements.)
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
CONSOLIDATED STATEMENT OF CASH FLOW
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES